Exhibit (a)(5)(A)

201 S. College Street Suite 1690 Charlotte, NC 28244 (704) 343-6011

[•], 2021

[Stockholder Name]

Re:    Steele Creek Capital Corporation
Tender Acceptance Notice

Dear Stockholder:

Steele Creek Capital Corporation (the “Fund”) acknowledges your request to tender to the Fund shares of the Fund’s common stock, par value $0.001 per share (the “Shares”), on the terms and conditions set out in the Fund’s Offer to Purchase (the “Offer to Purchase”). The Accepted Tender Amount (i.e., the proceeds you will receive in respect of the tendered Shares) will be calculated based on (i) the number of Accepted Tender Shares shown below, (ii) the total number of Shares available for tender and (iii) the per share net asset value of the Fund (“NAV”) as of the Tender Valuation Date.

Investment Account No.	XXX-XX[•]
Accepted Tender Shares	[•]
Offer to Purchase Dated	September 1, 2021
Tender Valuation Date	September 30, 2021

The Fund will confirm the Accepted Tender Amount to you in a subsequent letter once the NAV has been finalized. Proceeds in respect of the tendered Shares will be paid approximately forty-five days following the Tender Valuation Date.

Please refer to the Offer to Purchase for additional important information. If you have any questions regarding this notice, please contact the Fund.

Sincerely,

Steele Creek Investment Management LLC
The Adviser